Exhibit 12.1
ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

Three months ended
March 31, 2017
Fixed Charges:
Interest expense, net	$486
Capitalized interest	53
Interest charges included in rental expense	5
Total fixed charges	544
Earnings:
Income before income tax expense and noncontrolling interest	325
Less: equity in earnings of unconsolidated affiliates	87
Total earnings	238
Add:
Fixed charges	544
Amortization of capitalized interest	5
Distributed income of equity investees	46
Less:
Interest capitalized	(53)
Income available for fixed charges	$780

Ratio of earnings to fixed charges	1.43